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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's earnings attributable to OP Units from operations (which includes a charge to income for depreciation and amortization expense) plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                   YEAR ENDED DECEMBER 31
                                                   ----------------------
                                 2002          2001         2000         1999         1998

                                             (unaudited, in thousands)
Earnings:
    Income before
    distribution to
    Preferred OP Units         $ 39,745      $ 42,915     $ 40,985     $ 37,435     $ 32,054
    Add fixed charges
    other than capitalized
    interest                     31,926        31,016       29,651       27,289       23,987
                               --------      --------     --------     --------     --------

                               $ 71,633      $ 73,856     $ 70,547     $ 64,724     $ 56,041
                               ========      ========     ========     ========     ========

Fixed Charges:
    Interest expense           $ 32,375      $ 31,016     $ 29,651     $ 27,289     $ 23,987
    Less Hedging
    Transaction Valuation
    Adjustment                     (449)
    Preferred OP Unit
    Distribution                  7,803         8,131        7,826        3,663        2,505
    Capitalized interest          2,915         3,704        3,118        2,230        1,045
                               --------      --------     --------     --------     --------
    Total fixed charges        $ 42,644      $ 42,851     $ 40,595     $ 33,182     $ 27,537
                               ========      ========     ========     ========     ========
Ratio of earnings to
    fixed charges                  1.68          1.73         1.74         1.95         2.03
                               ========      ========     ========     ========     ========
